Via Facsimile and U.S. Mail
Mail Stop 4720

May 28, 2010

Mr. Guoqing Jiang
President and Chief Executive Officer
Tianyin Pharmaceutical Co. Inc.
23rd Floor, Unionsun Yangkuo
Plaza No. 2 Block 3
Renmin Road South
Chengdu 610041 P. R. China

Re: Tianyin Pharmaceutical Co. Inc.
　　　　Form 10-K for the Fiscal Year Ended June 30, 2009
　　　　File No. 001-34189

Dear Mr. Jiang:

　　　　We have reviewed your March 31, 2010 response to our March 5, 2010 letter and
have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, in which you intend to first
include it. If you do not believe that revised disclosure is necessary, explain the reason in
your response. After reviewing the information provided, we may raise additional
comments and/or request that you amend your filing.

General

1. Please provide the statements acknowledging your responsibilities and other
    matters, as requested at the end of our letter dated March 5, 2010.

2. It appears your warrants and convertible preferred stock contain provisions that
    protect holders from declines in the stock price which would require liability
    classification. Please tell us why your warrants and embedded convertible feature
    are not required to be classified as liabilities by ASC 815-40-15 (EITF 07-5) with
    subsequent changes in fair value recorded in earnings. Refer to the example of
    warrants with provisions that protect holders from declines in the stock price in
    ASC 815-40-55-33.

Item 7. Management's Discussion and Analysis or Plan of Operation, page 36

3. Please refer to prior comment two. We do not understand your basis for recognizing inventory only when the cost "can be reliably determined." Please tell us the items whose cost cannot be reliably determined and the facts and circumstances that prohibit you from determining their cost.

4. Please refer to prior comment four. Please separately quantify each factor that you attribute the changes in the gross margins for your major drug products for each period presented.

5. Please direct us to the disclosure of sales by product in your Form 10-Q for March 31, 2010 as you proposed in your response or tell us why it is not included.

Note 5. Intangible Assets, page 59

6. Please refer to prior comment five. Please disclose the research and development activities and contractual terms for each collaborative partnership that you have established with research and development institutions in China. Also, expand your disclosure to explain how these collaborative partnerships are expected to promote commercialization and broadening of the products in your product pipeline, as discussed on pages 37-38. In addition, describe and quantify how research costs are shared between the parties to these arrangements.

7. Please refer to prior comment five. Please revise to explain your basis for capitalizing costs incurred in the development of new medicines that were paid to your research and development partners in 2009 and 2008. Refer us to the technical guidance upon which you relied in determining that this accounting treatment complies with GAAP.

8. Please refer to prior comment five. You plan to disclose that "when the new drug gets the SFDA's approval, we capitalize all the related costs." Please describe the drugs that were approved by the SFDA in each period presented and explain and quantify the "related costs" that were capitalized. Also, your disclosure appears to indicate that all costs incurred prior to SFDA approval are expensed when incurred. However, the amount of research and development recognized as expense appears to be small in relation to the amount capitalized. Please explain this relationship between the amounts expensed for drug development prior to SFDA approval and amounts capitalized upon SFDA approval for each period presented.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant